NEWS RELEASE

“Augusta Infill Drill Program Continues to Verify Rosemont Deposit”

DENVER, CO, September 14, 2006 - Augusta Resource Corporation (TSX: AZC) (“Augusta” or the “Company”) is pleased to report the latest drill assay results from eight new holes at the Rosemont copper-molybdenum project in Arizona. The results are part of a 20,000 meter diamond drill program designed as infill of inferred resources and further quantification of near surface copper oxide zones. The program is on schedule for completion by the end of September.

Mike Clarke, Vice-President of Exploration said, “We are very pleased with the results of the Rosemont drill program to date. We expect that our exploration program and re-assay program of historic drilling will allow Augusta to quantify both a surface oxide copper resource and a silver resource for the deposit, in addition to upgrading the sulfide copper-molybdenum resource on schedule,” he said.

Highlights of the recent drill results include sulfide copper intervals in limestone units of 89.92 meters at 1.09% Cu; 214.88 meters at 0.67% Cu; 175.26 meters at 0.63% Cu and 262.13 meters at 0.67% Cu. Copper assay results in the upper arkosic and andesitic oxide zone are also returning grade and intervals above expectation. Assay results to date are outlined below:

Hole	From	To	Interval (meters)	Cu (%)	Mo (%)	Ag g/t	Comments
AR2015*	260.60	451.10	190.50	0.51	0.014	5.3
	505.97	576.07	70.10	0.66	0.024	9.9
	605.03	620.27	15.24	1.28	0.018	20.3
AR2016*	236.22	376.43	140.21	1.32	0.015	8.6
AR2017*	0.00	15.24	15.24	0.26	-	-	Oxide
	27.43	105.16	77.73	0.50	-	-	Oxide
	243.84	355.09	111.25	0.82	0.021	5.0
	473.96	573.94	99.98	0.40	0.037	4.8
AR2019	109.73	141.73	32.00	0.25	-	-	Oxide
	187.45	207.26	19.81	0.29	0.013	1.2
	460.25	505.97	45.72	0.39	0.021	5.2
	536.45	614.17	77.72	0.40	0.015	7.6
AR2021*	6.09	16.76	10.67	0.38	-	-	Oxide
	88.36	100.58	12.22	0.32	-	-	Oxide
	271.27	434.34	163.07	0.72	0.014	5.1
AR2022	493.78	519.68	25.90	0.31	0.016	3.9	East limit at depth
AR2024	6.10	76.20	70.10	0.55	-	-	Oxide
	368.81	614.17	245.36	0.39	0.017	4.6
AR2025	275.84	451.10	175.26	0.63	0.017	5.0

Suite 400 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
Telephone: 604 687 1717 Facsimile: 604 687 1715 E-mail: info@augustaresource.com

AR2026	131.06	172.21	41.15	0.54	0.008	3.3
	202.69	228.60	25.91	0.24	0.007	1.7
	313.94	403.86	89.92	1.09	0.014	18.5
AR2028B	310.90	525.78	214.88	0.67	0.019	3.9
AR2030	251.46	513.59	262.13	0.67	0.014	9.8
AR2031	156.97	330.71	173.74	0.30	0.036	2.8

* Previously reported drill results on July 19, 2006.

Augusta is completing in-fill drilling at Rosemont this week, and the remaining assays will be processed over the next month. The Company plans to file an updated resource statement later this year. For a plan map of drilling activity to date, please refer to page four of this news release posted at www.augustaresource.com.

Qualified Person

These drill results have been prepared under the guidance and supervision of Mike Clarke, Vice-President of Exploration for Augusta. Dr. Clarke, who is the designated Qualified Person, has a Ph.D. in Geology, over thirty years of international industry experience and the ability and authority to verify the data herein.

ABOUT AUGUSTA RESOURCE CORPORATION - Augusta is a mineral exploration and development company responsibly advancing copper and other base metal assets in the U.S. southwest. The Company’s Rosemont Property is located in Pima County, approximately 30 miles southeast of Tucson, Arizona, and contains three known potentially open-pit copper/molybdenum (“Cu/Mo”) deposits. The Rosemont deposit contains 6.4 billion lbs of Cu equivalent (442,000,000 tons at 0.73% Cu equivalent) in measured and indicated resources and 1.9 billion lbs of Cu equivalent (145,000,000 tons at 0.67% Cu equivalent) in inferred resources. Please refer to the Company’s news release dated January 24, 2006 for further details. Augusta has additional exploration properties in Nevada, and trades on the Toronto Stock Exchange under the symbol AZC.

For additional information please visit www.augustaresource.com or contact:

Gil Clausen, President and CEO	Marlo Hamer-Jackson, Investor Relations Manager
Phone: 303-300-0136	Phone: 604-687-1717
Fax: 303-300-0135	Fax: 604-687-1715
gclausen@augustaresource.com	mhamer-jackson@augustaresource.com

ON BEHALF OF THE BOARD OF DIRECTORS

”Gil Clausen”
_________________________
Gil Clausen
President and CEO

Suite 400 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
Telephone: 604 687 1717 Facsimile: 604 687 1715 E-mail: info@augustaresource.com

SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS
Certain of the statements made and information contained herein and in the documents incorporated by reference may contain “forward-looking statements” including statements concerning the Company’s plans at its Rosemont Property, and other mineral properties, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Annual Information Form and the management’s discussion and analysis. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Forward- looking statements include statements regarding the expectations and beliefs of management, the assumed long-term price of copper and exchange rates, the estimation of mineral reserves and resources, the realization of mineral reserve estimates in future expected production, anticipated future capital and operating costs, and the potential of the Company’s properties and expectations of growth. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Suite 400 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
Telephone: 604 687 1717 Facsimile: 604 687 1715 E-mail: info@augustaresource.com